FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. AutoScout24 Uses Magic xpi to Integrate Its Salesforce.com CRM with Proprietary Enterprise Systems

PRESS RELEASE

AutoScout24 Uses Magic xpi to Integrate Its Salesforce.com CRM with Proprietary Enterprise Systems

Or Yehuda, Israel, September 12, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that AutoScout24, the leading German-based Internet car-trading portal, has chosen Magic xpi Integration Platform to integrate its Salesforce.com CRM with its internal proprietary business solutions.

Magic xpi Integration Platform provides an out-of-the-box Salesforce.com optimized and certified adaptor that generates an accurate and real-time view of business-critical information, and eliminates the need to manually update on-premise systems when changes are made in Salesforce.com.

Magic xpi delivers enterprise-grade integration, business process automation, and data synchronization solutions, orchestrating the flow of business processes and managing information exchange between on-premise and/or cloud-based enterprise systems.

Joachim Rath, Head of IT Productions / Operations at AutoScout24 said, “Magic xpi enables us to integrate our Salesforce.com CRM with our back-end systems in the most efficient and risk-free way possible. By integrating our systems using Magic xpi, we gain a real-time 360° view of customer information. Moreover, automating our workflows and business processes enables us to benefit from increased productivity and reduced human error.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About AutoScout24

AutoScout24 is the biggest online car market Europe-wide. With 15.6 million users in Germany each year and more than 10 million users in Europe each month, AutoScout24 is one of the leading Internet car portals on the market. Active in 18 countries, and with 40,000 member dealers, AutoScout24 is present in all the main European markets. AutoScout24 is a wholly-owned subsidiary of the Scout24 Group, which is, in turn, part of Deutsche Telekom AG.

For more information, visit www.autoscout24.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 AutoScout24 Uses Magic xpi to Integrate Its Salesforce.com CRM with Proprietary Enterprise Systems

Exhibit 10.1